Explanation of Responses

(1)          The disposition of securities reported on this Form 4 is a result of a payment in kind of withdrawal proceeds to a limited partner (the “Withdrawing Limited Partner”) of Bedford Oak Capital, L.P., a limited partnership managed by the Investment Manager (as defined below) and controlled by Harvey P. Eisen.  The Withdrawing Limited Partner is a director of the Issuer.

(2)          The shares are owned directly by certain private investment partnerships managed by Bedford Oak Advisors, LLC (the “Investment Manager”).  A portion of these securities may also be deemed to be owned beneficially, indirectly by Bedford Oak Management, LLC, the general partner of the investment partnerships (the “General Partner”) and by Harvey P. Eisen, the managing member of the General Partner, in accordance with the respective “pecuniary interests” of such persons (within the meaning of Exchange Act Rule 16a-1(a)(2). The Investment Manager, an affiliated entity controlled by Harvey P. Eisen, has the power to vote and dispose of such shares but has no pecuniary interest therein. The General Partner and Mr. Eisen disclaim any beneficial interest in such securities in excess of such pecuniary interest.

(3)          On March 1, 2007, in connection with its decision to appoint Mr. Eisen to the executive positions described herein, the board of directors of the Issuer granted to Mr. Eisen options to purchase an aggregate of 2,500,000 shares of the Issuer’s common stock, pursuant to the Issuer’s 2003 Incentive Stock Plan, at an exercise price equal to $2.45 per share, which was the average of the closing bid and ask prices of the Issuer’s common stock on March 1, 2007. The options vested in approximately one-third increments on each of March 1, 2008, March 1, 2009 and March 1, 2010.

(4)          On April 28, 2010, the board of directors of the Issuer granted to Mr. Eisen for his role in the completion of the sale of certain real property and other assets, an option to purchase 250,000 shares of common stock, of the Issuer granted under the Issuer’s 2007 Incentive Stock Plan. The options have an exercise price of $1.36 per share, which was equal to the fair market value on the date of grant, vested over three years, in approximately one-third increments each year, commencing on the first anniversary of the date of grant and have a term of ten years, subject to earlier termination as provided in the form of option agreement. The options were fully vested at December 31, 2015.